January 23, 2008

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Christopher White,
Branch Chief Accountant

Re:	Torrent Energy Corporation
Form 10-K for the Fiscal Year Ended March 31, 2007
Filed July 16, 2007
File No. 0-19949

Dear Mr. White:

Thank you for your letter of January 11, 2008 with respect to the above-referenced Form 10-K (the “Form 10-K”) filed by Torrent Energy Corporation (the “Company”). We enclose our response to your comments and four blacklined copies of our amendments to the Form 10-K. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of January 11, 2008.

Form 10-K for the year ended March 31, 2007

Report of Independent Registered Public Accounting Firm, page 47

1.

We note that your current auditors audited the financial statements for the period from October 8, 2001 (inception) to March 31, 2007. We also note the financial statements for the cumulative period from October 8, 2001 (inception) to March 31, 2004 were audited by other auditors. In this regard, it appears that your current auditors’ opinion on the statements from October 8, 2001 (inception) to March 31, 2007, insofar as it relates to amounts for prior periods through March 31, 2004, may be based on the report of other auditors. Please clarify if your current auditors audited the entire period from inception through March 31, 2007, or if they relied upon the report of other auditors for the period from inception through March 31, 2004. Please revise your Form 10-K to provide the audit report of the other auditor’s pursuant to Rule 2.05 of Regulation S-X or remove the reference to other auditors in your current report.

Torrent Energy Corporation 1SW Columbia Street, Suite 640, Portland Oregon 97258 Office: 503-224-0072 www.torrentenergy.com

Response: For the Company’s fiscal year ended March 31, 2007, our current auditors, Peterson Sullivan, PLLC, were engaged to audit the Company’s financial statements for the periods March 31, 2005 through March 31, 2007 and relied upon the report of other auditors for the period from inception through March 31, 2004. The report of other auditors for the period from inception through March 31, 2004 upon which our current auditors relied is the report of Moore Stephens Ellis Foster Ltd. dated April 7, 2004, which the Company included in its Form S-1 filed with the SEC on February 5, 2007.

In response to your comment, management has assessed the cost of obtaining a consent for inclusion of the audit report of the prior audit firm in the Form 10-K for the year ended March 31, 2007 and has concluded that engaging Peterson Sullivan, PLLC to take responsibility for these prior periods would be more cost effective than continuing to obtain consents from the prior auditors. However, as the Company’s year end of March 31 is fast approaching, we respectfully request, as a cost saving measure, that this additional work by our current auditors to take responsibility for the period from inception through March 31, 2004 to occur as part of the Company’s next fiscal year’s annual audit. We anticipate that this audit work will take place in the months of April through June of 2008. Upon completion of this audit work, we believe that Peterson Sullivan, PLLC will be able to render its audit report for the period from inception through March 31, 2008 and this audit report would be filed with the Form 10-K for this coming fiscal year ended March 31, 2008.

2. Also, tell us how these audit periods relate to the Form 8-K, Item 4.01 filed on March 28, 2006.

Response: The Form 8-K filed by the Company on March 28, 2006 was to announce the hiring of the Company’s current audit firm, Peterson Sullivan, PLLC, and the dismissal of Ernst & Young whom had audited the Company’s fiscal year ended March 31, 2005. The Company’s prior periods from inception through March 31, 2004 were audited by Moore Stephens Ellis Foster LTD, which was subsequently acquired by Ernst & Young. During the first year of the engagement with Peterson Sullivan, PLLC, the Company only requested them to audit the then current fiscal year ended March 31, 2006. During the following fiscal year, the Company again engaged Peterson Sullivan, PLLC, to audit the fiscal year ended March 31, 2007, and to re-audit the Company’s fiscal year ended March 31, 2005, thereby having one single audit firm rendering the opinion for the prior three fiscal years of the Company.

Torrent Energy Corporation 1SW Columbia Street, Suite 640, Portland Oregon 97258 Office: 503-224-0072 www.torrentenergy.com

Note 4. Oil and Gas Properties, Unproven, page 64

3.

Revise your disclosure to comply with Rule 4-10(7)(ii) of Regulation S-X. Specifically, tell us and disclose the current status of the significant unproved properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation.

Response: The Company has included additional disclosures in Note 4 with regards to the current status of its unproved properties and addressed the anticipated timing of the inclusion of the costs in the amortization computation. Please see Exhibit A attached.

4.

Revise your column headings to identify acquisition costs, exploration costs and development costs. Tell us how management has determined that no impairment has occurred based on the status of your exploration activities.

Response: The Company has revised its column headings to identify acquisition costs and exploration costs. Please see Exhibit A attached.

With regards to your comment on impairment analysis, the Company performed an analysis of its assets as part of its fiscal year end activities and concluded that no impairment was required. Attached as Exhibit B, please find the confidential memo with attachments that supported the Company’s conclusion that no impairment of its exploration activates had occurred as of March 31, 2007.

We look forward to any further comments you may have in regard to the amended Form 10-K or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 503-224-0072

Yours truly,

TORRENT ENERGY CORPORATION

Per:	/s/ Peter Craven
Peter Craven
Chief Financial Officer

Torrent Energy Corporation 1SW Columbia Street, Suite 640, Portland Oregon 97258 Office: 503-224-0072 www.torrentenergy.com

EXHIBIT A

Note 4. Oil and Gas Properties, Unproven

INSERT-

The Company’s oil and gas properties are currently unproven and ongoing exploration activities are planned and will require the additional significant expenditures for the fiscal year ending March 31, 2008, which funding must be raised from outside sources. These exploration activities include formation stimulation and production testing of existing wells drilled in our Coos Bay project and formation coring and gas desorption testing of wells still to be drilled in our Chehalis project. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. Assuming that additional funding from outside sources is obtained, management estimates that it will take approximately six to twelve months to complete the first phase of exploration activities on certain of its unproved properties and at that time an assessment will be made for reclassification of a portion of the unproved reserves to proved reserves. Once properties have been classified as proven, then certain of the costs incurred would be included in the amortization computation.

Coos Bay Basin Property. On May 11, 2004, Methane Energy Corp. entered into a Lease Purchase and Sale Agreement (the “Agreement”) with GeoTrends-Hampton International LLC (“GHI”) to purchase GHI’s undivided working interest in certain oil and gas leases in the Coos Bay Basin of Oregon. As consideration for the acquisition of these oil and gas leases, the Company paid a total of $300,000 in cash and issued 1,800,000 restricted common shares in three performance based tranches. The shares were valued at $0.38 per share, which was the fair value at the time that the agreement was negotiated. GHI also maintains an undivided overriding royalty interest of 4% upon production in the Coos Bay project area. The agreement closed on June 22, 2004. Subsequent to the completion of the Agreement, the principals of GHI were appointed as officers and directors of the Company and its subsidiaries. Pursuant to the GHI Agreement, the Company acquired certain mineral leases located in the Coos Bay area of Oregon, which are prospective properties for oil and gas exploration and total approximately 50,000 acres. On July 1, 2004, the Company completed the negotiations with the State of Oregon on an additional leasing of 10,400 acres of land within the Coos Bay Basin in Oregon. The 10,400 acres of land are subject to annual lease payments of $1 per acre.

Torrent Energy Corporation 1SW Columbia Street, Suite 640, Portland Oregon 97258 Office: 503-224-0072 www.torrentenergy.com

Related to its exploration program, Methane Energy Corp. had escrowed $1,000,000 through an attorney to provide assurance of payment to the company from which it obtained the drilling rig being used to complete a Pilot Exploration Program in the Coos Bay Basin. On March 13, 2005 the escrow was reduced by $749,650 by mutual agreement to satisfy a portion of the amounts then owing. The remaining balance, including interest earned on the escrowed funds, totaled $284,848 at March 31, 2007. The balance of the deposit remains fully refundable upon payment of all obligations owed to the owner of the drilling rig or, alternatively, may be applied to satisfy all or a portion of sums owed at that time. As of March 31, 2007, amounts owing and attributable to this arrangement totaled $536,570 and are included in accounts payable.

Chehalis Basin Property. On August 9, 2005, Cascadia Energy Corp., the Company’s wholly-owned subsidiary, executed a lease option agreement with Weyerhaeuser Company to lease 100,000 acres that it may select from an overall 365,000 acreage in the Chehalis Basin located in Washington State. Cascadia Energy Corp. commenced an exploratory work program in 2006 for possible hydrocarbon deposits on acreage it selected from the acreage block. Cascadia Energy Corp. also has been granted a two-year first right of refusal on the balance of the Weyerhaeuser acreage that it does not select during its initial selection process. Cash consideration of $100,000 was paid for the lease option of which the Company paid $60,000 (See “Joint Venture” below). In addition, Cascadia Energy Corp. may extend the term of its option for an additional year by committing to a work program of $285,715, pertaining to the full 100,000 acres with proportional reduction should the Company reduce the number of acres selected for exploration activity during the initial option period. Alternatively, the Company may simply execute a lease agreement on the acreage at a rate of $1.00 per acre per year. In February 2007, Weyerhaeuser Company extended the initial period for completion of the $285,715 work commitment to August 2007. The Company has scheduled a drilling program in the project area sufficient to extend the term of the lease option agreement.

From October 2006 through May 2007, Cascadia Energy Corp has entered into three additional lease agreements with Weyerhaeuser totaling 36,991 acres, two of which required payment of upfront lease bonuses of $428,610 and one which requires annual lease payments of $1,275. Certain provisions of these agreements require Cascadia Energy Corp. to commence a well within the first two years of the lease, or the lease will terminate and the Company would be required to make a payment of $75,000 to Weyerhaeuser.

Since January 2006, Cascadia Energy Corp. has also acquired 23,735 acres from the State of Washington Trust, which acreage lies directly adjacent or contiguous to Cascadia Energy Corp.’s initial 100,000 acres leased from Weyerhaeuser. This acreage was acquired in lease auctions for aggregate lease consideration of $37,719, and has been included in the Chehalis Basin project.

On May 9, 2006, Cascadia Energy Corp. entered into an option to acquire oil & gas lease with Pope Resources LP. This option provides Cascadia Energy Corp. with the right to earn oil and gas leases covering 15,280 acres of mineral rights interests held by Pope Resources LP in Cowlitz and Lewis Counties, Washington, for a purchase price of $1 per net mineral acre or $15,280. The initial term of this option is for a period of 18 months ending on

Torrent Energy Corporation 1SW Columbia Street, Suite 640, Portland Oregon 97258 Office: 503-224-0072 www.torrentenergy.com

November 9, 2007. If Cascadia Energy Corp. expends $200,000 on operations and activities in the overall Cedar Creek area during the initial term, the initial term shall be extended for an additional year. If the conditions for extension of the initial term are not satisfied, this option will terminate as of the expiration of the initial term and, as additional consideration, Cascadia Energy Corp. will pay Pope Resources LP an additional sum of $30,560.

On October 10, 2006, the Company acquired an additional 25,664 leased acres in southwestern Washington, contiguous to its existing controlled acreage. The additional leased acreage, having an initial lease term of four years, brings the Company’s total holdings in the Cedar Creek area of Washington to approximately 155,000 acres under terms that include approximately $500,000 in exploration expenditure commitments prior to November 2007. Coincident with the Weyerhaeuser transaction, Cascadia Energy Corp. has also entered into a joint venture agreement (“Joint Venture”) dated August 12, 2005 with St. Helens Energy LLC (“St. Helens”), a 100% owned subsidiary of Comet Ridge Limited, an Australian coal seam gas exploration company which is listed on the Australian Stock Exchange. Pursuant to this agreement, Cascadia Energy Corp. will serve as operator of the Joint Venture with a 60% interest in the Joint Venture; while St. Helens will actively assist in evaluating the area, developing exploratory leads and prospects, and providing 40% of the funding to pursue exploration and development of the prospect. Cascadia Energy Corp. records its investment and related expenses associated with the Chehalis Basin project net of St. Helens contribution. During the period commencing with the inception of the Chehalis Basin project and ending March 31, 2007, the Joint Venture had expended a total of $580,246 of which St. Helens’ unpaid share as of March 31, 2007 equaled $147,928 (2006 - $46,745) and is included in Joint Venture Receivables.

The total costs incurred and currently excluded from amortization for the Company’s oil and gas properties are summarized as follows:

Torrent Energy Corporation 1SW Columbia Street, Suite 640, Portland Oregon 97258 Office: 503-224-0072 www.torrentenergy.com

	Acquisition	Exploration Costs			Development
	Costs				Costs
				Geological
		Seismic	Drilling and	and
		and land	gathering	geophysical		Total
Coos Bay Basin
Property
Year ended
March 31, 2007	$-	$414,067	$13,343,032	$588,510	Nil	$14,345,609
Year ended
March 31, 2006	228,000	524,396	11,828,139	733,378	Nil	13,313,913
Year ended
March 31, 2005	756,000	499,847	1,262,564	257,023	Nil	2,775,434
Inception through
March 31, 2004	-	-	-	-	Nil	-
Total	$984,000	$1,438,310	$26,433,735	$1,578,911	Nil	$30,434,956

Chehalis Basin
Property
Year ended
March31, 2007	$-	$354,756	$93,899	$62,913	Nil	$511,568
Year ended
March 31, 2006	-	224,588	-	63,150	Nil	287,738
Year ended
March 31, 2005	-	-	-	-	Nil	-
Inception through
March 31, 2004	-	-	-	-	Nil	-
Total	$-	$579,344	$93,899	$126,063	Nil	$799,306
Total Oil and Gas
Properties	$984,000	$2,017,654	$26,527,634	$1,704,974	Nil	$31,234,262

Torrent Energy Corporation 1SW Columbia Street, Suite 640, Portland Oregon 97258 Office: 503-224-0072 www.torrentenergy. com

EXHIBIT B

[Insert Impairment Memo]

Torrent Energy Corporation 1SW Columbia Street, Suite 640, Portland Oregon 97258 Office: 503-224-0072 www.torrentenergy.com